REFERENCE No: 82-34854

Regulatory Announcement

RECEIVED

2007 MAY 29 A 10:09

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

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Company	C&C Group Plc
TIDM	CCR
Headline	Price of Scrip Shares
Released	09:49 25-May-07
Number	2364X

SUPPL

C&C Group plc
Final dividend for year ended 28 February 2007
Scrip Alternative

C&C Group plc announces that the price of a New Share in respect of the 2006/2007 Final Dividend Scrip Alternative will be €12.50. As the cash dividend is 15c per share, the entitlement will be one New Share for every 104.166667 shares held where dividend withholding tax applies and one New Share for every 83.333333 shares held where dividend withholding tax does not apply.

PROCESSED
MAY 31 2007
THOMSON
FINANCIAL

Enquiries:
Noreen O'Kelly
Company Secretary
Tel: + 353 1 616 1100

07023869

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